Exhibit 99.2

Company announcement	Orphazyme A/S
No. 57/2020	Ole Maaløes Vej 3
DK-2200 Copenhagen N
www.orphazyme.com
Company Registration No. 32266355

Orphazyme publishes a prospectus regarding listing of 7,616,146 new ordinary shares on Nasdaq Copenhagen in connection with a global offering

▪

Orphazyme has today published a listing prospectus which has been approved by the Danish Financial Supervisory Authority for the admission to trading and official listing of 7,616,146 new ordinary shares on Nasdaq Copenhagen under the symbol “ORPHA”

▪	3,966,146 of these ordinary shares are underlying the American Depositary Shares (“ADSs”) issued as part of an initial public offering of such ADSs in the United States
▪	3,650,000 of these new ordinary shares were issued in connection with the concurrent private placement of ordinary shares in Europe (such ordinary shares together with the ADSs, the “Securities”)

Copenhagen, Denmark, September 30, 2020 (CET) – With reference to company announcements no. 52/2020, no. 54/2020 and no. 55/2020, Orphazyme A/S (ORPHA.CO) (“Orphazyme”), a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases, today announces the publication of a listing prospectus which has been approved by the Danish Financial Supervisory Authority (the “Listing Prospectus”) for the admission to trading and official listing of 7,616,146 new ordinary shares of nominal value DKK 1 per share (the “Listing Shares”) on Nasdaq Copenhagen under the symbol “ORPHA” (the “Listing”). A copy of the Listing Prospectus is available at www.orphazyme.com, and physical copies may be obtained within business hours at the offices of Orphazyme at Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark.

The Listing Shares will, subject to completion and settlement of the global offering, be issued on October 1, 2020 in a temporary ISIN code, DK0061411378, and are expected to be admitted to trading and official listing on Nasdaq Copenhagen in the permanent ISIN code for Orphazyme’s shares, DK0060910917, on or around October 2, 2020.

Background

The purpose of the Listing Prospectus is to have the Listing Shares admitted to trading and official listing on Nasdaq Copenhagen and there is no offering of securities for sale or subscription in connection with the Listing Prospectus.

The Listing Shares will be issued in connection with the Global Offering, consisting of (i) 3,966,146 ordinary shares that are underlying the ADSs issued as part of an initial public offering of such ADSs in the United States (the “U.S. Offering”) and (ii) 3,650,000 ordinary shares issued in connection with the concurrent private placement of ordinary shares in Europe (the “European Private Placement” and together with the U.S. Offering, the “global offering”).

As part of the global offering, Orphazyme has granted BofA Securities, Cowen and Guggenheim Securities, as representatives of the several underwriters in the global offering, acting severally and not jointly, an option to subscribe for and purchase up to 1,142,421 additional ordinary shares, which may be in the form of ADSs or ordinary shares, corresponding to 15% of the total number of ordinary shares in the global offering. The Listing Prospectus does not cover the listing of any such additional ordinary shares (which may be in the form of ADSs). Any such additional ordinary shares (which may be in the form of ADSs) will be listed on Nasdaq Copenhagen in reliance on an exemption pursuant to the Regulation (EU) no. 2017/1129 of the European Parliament and the Council of  June 14, 2017, as amended.

Important information

The Listing Prospectus is prepared for the sole purpose of satisfying applicable Danish securities legal and regulatory requirements in order to complete the Listing. The Listing Prospectus may not be relied upon for any other purposes than the Listing, including with respect to the global offering by Orphazyme or any other person. Neither Orphazyme, its management team, its board of directors, its employees, its advisors, the underwriters who are part of the global offering nor any other person accept any liability for any information contained (or not contained) in the U.S. prospectus filed on a Form F-1 registration statement as filed with, and declared effective by, the U.S. Securities and Exchange Commission, or for any inconsistencies between such U.S. prospectus and the contents of the Listing Prospectus.

The Listing Prospectus will not be and may not be distributed or otherwise made available in any jurisdiction (other than the publication of the Listing Prospectus in accordance with Danish law, rules and regulations), and the Listing Shares may not be offered or sold, directly or indirectly, in the United States, Canada, Australia or Japan or in any other jurisdiction pursuant to the Listing Prospectus.

This company announcement shall not constitute an offer to sell or the solicitation of an offer to buy these Securities, nor shall there be any sale of any Securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

BofA Securities, Cowen, and Guggenheim Securities are acting as the global coordinators and joint book-running managers of the global offering. Danske Markets is acting as the lead manager of the global offering. In addition, BofA Securities, Cowen, Guggenheim Securities (in each case, or their affiliates), and Danske Bank are acting as joint book-running managers in the European Private Placement. The aforementioned entities have not been involved in the preparation of the Listing Prospectus.

The U.S. Offering of ADSs is being made only by means of a prospectus. A copy of the final U.S. prospectus may be obtained at no cost by visiting the SEC website at www.sec.gov. Copies of the final U.S. prospectus relating to the U.S. Offering may also be obtained from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; Cowen, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by email at  PostSaleManualRequests@broadridge.com or by telephone at (833) 297-2926; or Guggenheim Securities, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, CFO	+45 28 98 90 55

About Orphazyme A/S

Orphazyme is a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases. Orphazyme is harnessing amplification of Heat-Shock Proteins (or HSPs) in order to develop and commercialize novel therapeutics for diseases caused by protein misfolding, protein aggregation, and lysosomal dysfunction, including lysosomal storage diseases and neuromuscular degenerative diseases. Arimoclomol, Orphazyme’s lead candidate, is in clinical development for four orphan diseases: Niemann-Pick disease Type C (NPC), Amyotrophic Lateral Sclerosis (ALS), sporadic Inclusion Body Myositis (sIBM) and Gaucher disease. Orphazyme is headquartered in Denmark and has operations in the U.S. and Switzerland. Orphazyme’s ordinary shares are listed on Nasdaq Copenhagen (ORPHA.CO).

Forward-looking statements

This company announcement may contain certain forward-looking statements, including with respect to the terms, timing and completion of the proposed listing. Although Orphazyme believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond Orphazyme’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Forward-looking statements are subject to inherent risks and uncertainties beyond Orphazyme’s control that could cause Orphazyme’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. Except as required by law, Orphazyme assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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